UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Biofrontera AG

(Name of Issuer)

Ordinary Shares, nominal value €1.00 per share

(including Ordinary Shares represented by American Depository Shares (ADSs) at a ratio of two Ordinary Shares per ADS)

(Title of Class of Securities)

09075G105 **

(CUSIP Number)

Rolf Birkert

Member of the Board

Ziegelhaeuser Landstrasse 1

69120 Heidelberg

Germany

+49 6221 649 24 – 35

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 6, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The Ordinary Shares have no CUSIP number. The CUSIP number for the ADSs, each representing two Ordinary Shares, is 09075G105.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 09075G105	Page 2 of 20

1	NAMES OF REPORTING PERSONS ABC Beteiligungen Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,455
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,455 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares held directly by ABC Beteiligungen Aktiengesellschaft (“ABC”). See Item 5, herein.

(2)	Based upon 44,632,674 shares outstanding as reported in the Issuer’s Form 6-K filed on June 3, 2019.

CUSIP 09075G105	Page 3 of 20

1	NAMES OF REPORTING PERSONS Deutsche Balaton Biotech AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,262,844
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,262,844
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,844 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 1,082,212 shares held directly by Deutsche Balaton Biotech AG (“DBB”) and 180,632 shares held directly by Prisma Equity AG (“PE”). See Item 5, herein.

(2)	Based upon 44,632,674 shares outstanding as reported in the Issuer’s Form 6-K filed on June 3, 2019.

CUSIP 09075G105	Page 4 of 20

1	NAMES OF REPORTING PERSONS Prisma Equity AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 180,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,632 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares held directly by PE. See Item 5, herein.

(2)	Based upon 44,632,674 shares outstanding as reported in the Issuer’s Form 6-K filed on June 3, 2019.

CUSIP 09075G105	Page 5 of 20

1	NAMES OF REPORTING PERSONS Sparta AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares held directly by Sparta AG (“SP”). See Item 5, herein.

(2)	Based upon 44,632,674 shares outstanding as reported in the Issuer’s Form 6-K filed on June 3, 2019.

CUSIP 09075G105	Page 6 of 20

1	NAMES OF REPORTING PERSONS Deutsche Balaton Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,692,746
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,692,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,692,746 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 101,455 shares held by ABC, 1,082,212 shares held by DBB, 180,632 shares held by PE, 3,000,000 shares held by SP and 1,310,333 shares and 9,057 ADSs (each representing two shares) held by Deutsche Balaton Aktiengesellschaft (“DB”). DB owns a majority interest in each of ABC, DBB, PE and SP. See Item 5, herein.

(2)	Based upon 44,632,674 shares outstanding as reported in the Issuer’s Form 6-K filed on June 3, 2019.

CUSIP 09075G105	Page 7 of 20

1	NAMES OF REPORTING PERSONS VV Beteiligungen Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,692,746
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,692,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,692,746 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 101,455 shares held by ABC, 1,082,212 shares held by DBB, 180,632 shares held by PE, 3,000,000 shares held by SP and 1,310,333 shares and 9,057 ADSs (each representing two shares) held by DB. DB owns a majority interest in each of ABC, DBB, PE and SP. VV Beteiligungen Aktiengesellschaft (“VVB”) owns a majority interest in DB. VVB disclaims beneficial ownership over the shares of DB that it holds in excess of 45% voting power pursuant to the Non-Domination Agreement described herein. See Item 5, herein.

(2)	Based upon 44,632,674 shares outstanding as reported in the Issuer’s Form 6-K filed on June 3, 2019.

CUSIP 09075G105	Page 8 of 20

1	NAMES OF REPORTING PERSONS Delphi Unternehmensberatung Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC, AF, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,427,286
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,427,286

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,427,286 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.4% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 101,455 shares held by ABC, 1,082,212 shares held by DBB, 180,632 shares held by PE, 3,000,000 shares held by SP, 1,310,333 shares and 9,057 ADSs (each representing two shares) held by DB and 4,734,540 shares held by Delphi Unternehmensberatung Aktiengesellschaft (“DU”). DB owns a majority interest in each of ABC, DBB, PE and SP. VVB owns a majority interest in DB, but VVB disclaims beneficial ownership over the shares of DB in excess of 45% of DB’s voting power pursuant to the Non-Domination Agreement described herein. DU owns a majority interest in VVB. See Item 5, herein.

(2)	Based upon 44,632,674 shares outstanding as reported in the Issuer’s Form 6-K filed on June 3, 2019.

CUSIP 09075G105	Page 9 of 20

1	NAMES OF REPORTING PERSONS Wilhelm Konrad Thomas Zours
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,427,286
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,427,286

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,427,286 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.4% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 101,455 shares held by ABC, 1,082,212 shares held by DBB, 180,632 shares held by PE, 3,000,000 shares held by SP, 1,310,333 shares and 9,057 ADSs (each representing two shares) held by DB and 4,734,540 shares held by DU. DB owns a majority interest in each of ABC, DBB, PE and SP. VVB owns a majority interest in DB, but VVB disclaims beneficial ownership over the shares of DB in excess of 45% of DB’s voting power pursuant to the Non-Domination Agreement described herein. DU owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the board of management of VVB and DU and therefore has voting and dispositive power over the shares held by ABC, DBB, PE, SP, DB and DU. Mr. Zours disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. See Item 5, herein.

(2)	Based upon 44,632,674 shares outstanding as reported in the Issuer’s Form 6-K filed on June 3, 2019.

CUSIP 09075G105	Page 10 of 20

1	NAMES OF REPORTING PERSONS Rolf Birkert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,692,746
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,692,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,692,746 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.8% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 101,455 shares held by ABC, 1,082,212 shares held by DBB, 180,632 shares held by PE, 3,000,000 shares held by SP and 1,310,333 shares and 9,057 ADSs (each representing two shares) held by DB. DB owns a majority interest in each of ABC, DBB, PE and SP. Rolf Birkert, in his capacity as a member of the board of management of DB, has voting and dispositive power over the shares held by ABC, DBB, PE, SP and DB. Mr. Birkert disclaims beneficial ownership of the shares ABC, DBB, PE, SP and DB, except to the extent of his pecuniary interest therein. See Item 5, herein.

(2)	Based upon 44,632,674 shares outstanding as reported in the Issuer’s Form 6-K filed on June 3, 2019.

CUSIP 09075G105	Page 11 of 20

1	NAMES OF REPORTING PERSONS Jens Jüttner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,180,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,180,632

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,180,632 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 180,632 shares held by PE and 3,000,000 shares held by SP. Jens Jüttner, in his capacity as a member of the board of management of PE and SP, has voting and dispositive power over the shares held by PE and SP. PE must exercise voting and dispositive power over these shares pursuant to the terms of a trust agreement, dated as of May 7, 2018 (the “Trust Agreement”), by and between DBB and PE. Mr. Jüttner disclaims beneficial ownership of the shares PE and SP, except to the extent of his pecuniary interest therein. See Item 5, herein.

(2)	Based upon 44,632,674 shares outstanding as reported in the Issuer’s Form 6-K filed on June 3, 2019.

CUSIP 09075G105	Page 12 of 20

Item 1.  Security and Issuer

This statement on Schedule 13D, as amended (the “Schedule 13D”) relates to the ordinary shares, nominal value €1.00 per share (the “Ordinary Shares”), of Biofrontera AG (the “Issuer”). The principal executive offices of the Issuer are located at Hemmelrather Weg 201, D-51377 Leverkusen, Germany.

Item 2.  Identity and Background

(a)	This Schedule 13D is being filed by ABC Beteiligungen Aktiengesellschaft (“ABC”), Deutsche Balaton Biotech AG (“DBB”), Prisma Equity AG (“PE”), Sparta AG (“SP“), Deutsche Balaton Aktiengesellschaft (“DB”), VV Beteiligungen Aktiengesellschaft (“VVB”), Delphi Unternehmensberatung Aktiengesellschaft (“DU”), Wilhelm Konrad Thomas Zours, Rolf Birkert and Jens Jüttner, which are collectively referred to as the “Reporting Persons”.

(b)	The address of the principal business office of ABC, DBB, PE, DB, VVB and DU and each Scheduled Person (as defined below) is Ziegelhäuser Landstraße 1, Heidelberg, Germany, 69120. The address of the principal business office of SP is Brook 1, Hamburg, Germany, 20457.

(c)	The principal business of each of ABC, DBB, PE, SP, DB, and VVB is to hold and dispose of equity and equity-related investments. The principal business of DU is to provide consulting services and to hold and dispose of equity and equity-related investments. DB owns a majority interest in each of ABC, DBB, PE and SP; VVB owns a majority interest in DB; and DU owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the board of management of VVB and DU. Rolf Birkert is a member of the board of management of DB. Jens Jüttner is a member of the board of management of PE and SP.

(d)	– (e) During the past five years, none of the Reporting Persons or Scheduled Persons has been, and to their respective knowledge, none of the Scheduled Persons (as defined below) has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	ABC, DBB, PE, SP, DB, VVB, and DU are each organized under the laws of Germany. Messrs. Zours, Birkert and Jüttner are citizens of Germany.

The name, present business address, present principal occupation, and place of citizenship of the member(s) of the Board of Management of each Reporting Person is set forth on Schedule 1 (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

As of May 20, 2019, ABC had invested €647,125 (including brokerage commissions to the extent known) in the Ordinary Shares of the Issuer, DBB had invested €6,748,706 (including brokerage commissions to the extent known; not including the purchased Warrants issued in the tender offer described below; including shares transferred to PE as Trustee) in the Ordinary Shares of the Issuer and €680,720 (including brokerage commissions) in Warrants issued by DBB (see Item 4 below), PE had invested €0 (acting as Trustee for DBB) in the Ordinary Shares of the Issuer, SP had invested €20,400,000 (including brokerage commissions), DB had invested €4,015,926 (including brokerage commissions) in the Ordinary Shares of the Issuer and $120,982 (excluding brokerage commissions) in the ADSs of the Issuer and DU had invested €24,990,058 (excluding brokerage commissions) in the Ordinary Shares of the Issuer.

In the case of ABC, DBB, SP and DB, the source of such funds was the general working capital of each such purchaser respectively. In the case of DU, the source of such funds was the general working capital of DU, including proceeds from a private placement of the convertible bonds described in Item 6 below. In the case of PE, the source of such funds was the general working capital of DBB.

CUSIP 09075G105	Page 13 of 20

Item 4.  Purpose of Transaction

The purpose of the transactions in securities described in this Schedule 13D is investment.

The Reporting Persons have no current plans or proposals with respect to (i) any merger, reorganization, or liquidation of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any subsidiary, or (iii) the purchase of a majority of the voting shares of the issuer.

The Reporting Persons do intend to acquire additional voting securities, if possible at reasonable prices, through open market purchases or otherwise, including through the recently announced tender offer described in this Item 4.

The Reporting Persons also desire to change the composition of the Management Board and Supervisory Board of the Issuer. In that regard, DB submitted several proposals for the Issuer’s ordinary general meeting of shareholders held on July 11, 2018. Pursuant to such proposals, DB sought to dismiss (1) Thomas Schaffer, the Chief Financial Officer of the Issuer, as a member of the Management Board, (2) Prof. Dr. Hermann Lübbert as the Chairman of the Management Board (but the proposal proposed that he remain a member of the Management Board), (3) Dr. Ulrich Granzer as the Chairman of the Supervisory Board, (4) Jürgen Baumann as a member of the Supervisory Board and (5) John Borer III as a member of the Supervisory Board.

Also in connection with the general meeting of shareholders of the Issuer, DB made a proposal supporting the election of Mark Sippel as a replacement member of the Supervisory Board, or, if he is not elected to such position, Dr. Christopher Missling, Dr. Heikki Lanckriet or Dr. Karin Lergenmueller. DB also made a separate proposal to elect Prof. Dr. Lergenmueller as a replacement member of the Supervisory Board, and DU submitted a proposal to elect Dr. Christopher Missling as member of the Supervisory Board. According to information provided by Mr. Sippel, he is a doctoral candidate at the University of Erlangen-Nuremberg. Dr. Lergenmueller is Professor for Marketing and General Business Management at the RheinMain University of Applied Sciences, Wiesbaden, Germany and a member of the Supervisory Boards of several affiliates of DB, including DU and DBB. Dr. Missling is President, Chief Executive Officer, and Chairman of the Board of Anavex Life Science Corp. Dr. Lanckriet is Chief Executive Officer of Expedeon AG (formerly Sygnis AG). DB and Expedeon AG entered into a term loan agreement on April 30, 2018.

DB filed a legal action seeking to rescind and nullify a resolution adopted at the Issuer’s 2017 shareholder meeting, regarding the Issuer’s authorized capital. If successful, the action would prohibit any new share offerings by the Issuer unless existing shareholders are offered the right to participate on a pro rata basis by means of transferable rights. Each of DB and DU has filed a legal action seeking a court-appointed special auditor to investigate the collaboration and partnership agreement dated July 13, 2016, between the Issuer and Maruho Co. Ltd (“Maruho”). On July 10, 2018, the Issuer announced that phase 1 of its collaboration with Maruho had been completed, and that the Issuer and Maruho are currently considering continuing their collaboration under a new agreement, but have not yet discussed the details and timing of such new agreement. On March 19, 2019, the Issuer announced that it had signed an agreement to continue research cooperation with Maruho regarding branded generics.

The Reporting Persons have also proposed certain amendments to the bylaws of the Issuer. DB proposed an amendment that would reformulate the Ordinary Shares of the Issuer as bearer shares. DU proposed an amendment that would require, among other things, for transactions between the Issuer and certain related parties to be on arms’-length terms and subject to approval by a 75% majority (excluding the related party) at the general meeting of shareholders. These proposals were not approved.

On May 28, 2018, DBB commenced a non-U.S. tender offer pursuant to which it offered to acquire up to 6,250,000 of the Issuer’s outstanding Ordinary Shares solely from non-U.S. holders. The tender offer related to Ordinary Shares only; ADSs could not be tendered. The tender offer materials were only available in the German language and were only made available on the German internet page www.deutschebalatonbiotech.de and in the online publication of the German-language Federal Gazette (www.bundesanzeiger.de). No tender offer materials were distributed, nor was any disclosure of the tender offer made by DBB or its agents or affiliates, in the United States. Initially, the consideration offered for each Ordinary Share of the Issuer was one euro (€1.00) per share in cash, plus an option to re-acquire an Ordinary Share of the Issuer from DBB for the same price (i.e., €1.00 per share). We refer to each such right to re-acquire an Ordinary Share of the Issuer as a “Warrant” issued by DBB. The Warrants are transferable and may be exercised by the holder thereof at any time (with certain exception) prior to November 30, 2020 by surrendering such Warrant to Quirin Privatbank AG as dealer manager for the Warrants. The Warrants include a tag-along right if DB sells greater than 2.5 million Ordinary Shares (in one transaction) by November 30, 2020. If there is a public tender offer for Ordinary Shares with a purchase price exceeding €40.00 in cash per share, the Warrants terminate and each Warrantholder receives the tender offer price per share per Warrant minus the basis price (€1.00 per Warrant). In effect, a tender of Issuer shares to DBB on the original terms of the tender offer would transfer record ownership of the shares to DBB, including the right to vote such shares, while allowing the tendering shareholder to retain the economic risks and benefits of ownership of such shares (with a “floor price” of €1.00 per share).

CUSIP 09075G105	Page 14 of 20

On July 20, 2018, DBB amended the tender offer to provide shareholders of the Issuer who wished to tender Ordinary Shares a choice in the amount and form of consideration to be received. As amended, for each Ordinary Share of the Issuer tendered, a shareholder participating in the tender offer could elect, either (a) one euro (€1.00) per share in cash plus one Warrant, or (b) six Euros (€6.00) per share in cash.

The tender offer closed on August 6, 2018. DBB purchased a total of 1,286,401 Ordinary Shares pursuant to the tender offer, of which 214,448 shares were purchased at a price €1.00 in cash and one Warrant each, and 1,071,953 shares were purchased at the all cash price of €6.00 each.

On August 7, 2018, DB filed a legal action against the Issuer seeking to rescind and nullify certain resolutions adopted at the Issuer’s 2018 shareholder meeting and seeking to confirm that certain resolutions were validly adopted by the shareholders. On August 7, 2018, DB filed a legal action seeking to (i) rescind and nullify resolutions adopted at the Issuer’s 2018 shareholder meeting, regarding the disagreement of the general meeting to appoint a special person to file certain claims against Maruho and to confirm that the general meeting passed a resolution to appoint a special person to file certain claims against Maruho, (ii) rescind and nullify resolutions adopted at the Issuer’s 2018 shareholder meeting, regarding the removal of a special auditor to investigate the cooperation and partnership agreement with Maruho and to confirm that the general meeting passed such resolutions, (iii) rescind and nullify resolutions adopted at the Issuer’s 2018 shareholder meeting, regarding the appointment of a special auditor to investigate the listing of the Issuer’s American Depositary Shares on NASDAQ, the Issuer’s capital increase, the cost of the capital increase, and the role of Mr. Borer and The Benchmark Company, LLC in the capital increase and to confirm that the such resolutions were approved by shareholders, (iv) rescind and nullify resolutions adopted at the Issuer’s 2018 shareholder meeting resolving not to elect Mark Sippel as member of the Issuer’s supervisory board and to confirm that Mark Sippel was elected as a member of the Issuer’s supervisory board.

On August 16, 2018, the 214,448 shares purchased at a price €1.00 in cash and one Warrant each were transferred from DBB to PE, who acts as a trustee (the “Trustee”) for the Warrantholders pursuant to the Trust Agreement. Subsequently, 33,816 of such shares were transferred to Warrantholders to satisfy the exercise of Warrants.

Between August 29, 2018 and October 22, 2018, DBB bought 134,136 Warrants in off-market purchases, which purchases had no effect on the beneficial ownership of DBB.

On April 1, 2019, Maruho Deutschland GmbH announced its decision to initiate a tender offer for up to 4,322,530 of the Issuer’s ordinary shares at a price of EUR 6.60 per ordinary share. The tender offer was initiated on April 15, 2019. DB requested that the Issuer call a shareholders’ meeting in connection with the tender offer of Maruho Deutschland GmbH prior to the tender offer expiration. The shareholders’ meeting took place on May 15, 2019. On May 23, 2019, Maruho Deutschland GmbH announced its decision to increase the offer price to EUR 7.20 per ordinary share.

On May 29, 2019, DBB and DU announced their decision to initiate a joint tender offer for up to 500,000 of the Issuer’s ordinary shares. On May 31, 2019, DBB and DU announced their decision to set the offer at EUR 7.20 per ordinary share. The joint tender offer has not yet been initiated.

The joint tender offer will relate to Ordinary Shares only; ADSs will not be able to be tendered. The tender offer materials will be available in the German language and will be made available on the German internet page www.deutschebalatonbiotech.de and in the online publication of the German-language Federal Gazette (www.bundesanzeiger.de). No tender offer materials will be distributed, nor will any disclosure of the tender offer be made by DBB or its agents or affiliates, in the United States.

CUSIP 09075G105	Page 15 of 20

Please see Item 6 below for a description of the convertible bond issued by DU and exercisable in part in Ordinary Shares.

This disclosure is neither an offer to purchase nor a solicitation of an offer to sell securities, nor will there be any purchase from or sale, issuance or transfer of securities to any U.S. persons pursuant to the tender offer described above.

Item 5.  Interest in Securities of the Issuer

(a)	Of the aggregate 10,427,286 shares reported in this Schedule 13D (representing 23.4% of the Issuer’s Ordinary Shares), 101,455 shares are held by ABC (representing 0.2% of the Issuer’s Ordinary Shares), 1,082,212 shares are held by DBB (representing 2.4% of the Issuer’s Ordinary Shares), 180,632 shares are held by PE in its capacity as Trustee for the Warrantholders pursuant to the Trust Agreement (representing 0.4% of the Issuer’s Ordinary Shares), 3,000,000 shares are held by SP (representing 6.7% of the Issuer’s Ordinary Shares), 1,310,333 shares and 9,057 ADSs (each representing two shares) are held by DB (collectively representing 3.0% of the Issuer’s Ordinary Shares), and 4,734,540 shares are held by DU (representing 10.6% of the Issuer’s Ordinary Shares). DB owns a majority interest in each of ABC, DBB, PE and SP. DBB may be deemed to have beneficial ownership with respect to the shares held by PE and disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein, as PE must exercise voting and dispositive power over these shares pursuant to the terms of a trust agreement dated as of May 7, 2018 by and between DBB and PE. VVB owns a majority interest in DB. DU owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the board of management of VVB and DU and therefore has voting and dispositive power over the shares held by ABC, DBB, PE, SP, DB and DU. Rolf Birkert, in his capacity as member of the board of management of DB, has voting and dispositive power over the shares held by ABC, DBB, PE, SP and DB. Jens Jüttner, in his capacity as a member of the board of management of PE and SP, has voting and dispositive power over the shares held by PE, pursuant to the terms of the Trust Agreement, and by SP. Each of DB, VVB, DU, Wilhelm Konrad Thomas Zours and Rolf Birkert may be deemed to have beneficial ownership with respect to the shares held by ABC, DBB, PE and SP and disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interest therein. Each of VVB, DU, Wilhelm Konrad Thomas Zours and Rolf Birkert may be deemed to have beneficial ownership with respect to all shares held by DB and disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein. Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by DU and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

Pursuant to a non-domination agreement between VVB and DB (the “Non-Domination Agreement”), VVB has agreed that it cannot exercise voting control (through voting more than 45%, directly or indirectly, of the shares) over DB, and therefore VVB disclaims beneficial ownership over the shares it holds in excess of 45% voting power.

All percentages set forth in this Schedule 13D are based upon 44,632,674 Ordinary Shares outstanding, as reported in the Issuer’s Form 6-K filed on June 3, 2019.

(b)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote of:

ABC	0
DBB	0
PE	0
SP	0
DB	0
VVB	0
DU	0
Wilhelm Konrad Thomas Zours	0
Rolf Birkert	0
Jens Jüttner	0

CUSIP 09075G105	Page 16 of 20

(ii)	Shared power to vote or to direct the vote of:

ABC	101,455
DBB	1,262,844 (1)
PE	180,632
SP	3,000,000
DB	5,692,746 (2)
VVB	5,692,746 (3)
DU	10,427,286 (4)
Wilhelm Konrad Thomas Zours	10,427,286 (5)
Rolf Birkert	5,692,746 (6)
Jens Jüttner	3,180,632 (7)

(iii)	Sole power to dispose or to direct the disposition of:

ABC	0
DBB	0
SP	0
DB	0
VVB	0
DU	0
Wilhelm Konrad Thomas Zours	0
Rolf Birkert	0

(iv)	Shared power to dispose or to direct the disposition of:

ABC	101,455
DBB	1,262,844 (1)
PE	180,632
SP	3,000,000
DB	5,692,746 (2)
VVB	5,692,746 (3)
DU	10,427,286 (4)
Wilhelm Konrad Thomas Zours	10,427,286 (5)
Rolf Birkert	5,692,746 (6)
Jens Jüttner	3,180,632 (7)

(1)	Includes 1,082,212 shares held by DBB and 180,632 shares held by PE.

(2)	Includes 101,455 shares held by ABC, 1,082,212 shares held by DBB, 180,632 shares held by PE, 3,000,000 shares held by SP and 1,310,333 shares and 9,057 ADSs (each representing two shares) held by DB. DB owns a majority interest in each of ABC, DBB, PE and SP.

(3)	VVB owns a majority interest in DB.

(4)	Includes 101,455 shares held by ABC, 1,082,212 shares held by DBB, 180,632 shares held by PE, 3,000,000 shares held by SP, 1,310,333 shares and 9,057 ADSs (each representing two shares) held by DB and 4,734,540 shares held by DU. DB owns a majority interest in each of ABC, DBB, PE and SP. VVB owns a majority interest in DB. DU owns a majority interest in VVB.

(5)	Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the board of management of VVB and DU and therefore has voting and dispositive power over the shares held by ABC, DBB, PE, SP, DB and DU.

(6)	Rolf Birkert, in his capacity as member of the board of management of DB, has voting and dispositive power over the shares held by ABC, DBB, PE, SP and DB.

(7)	Jens Jüttner, in his capacity as a member of the board of management of PE and SP, has voting and dispositive power over the shares held by PE and SP.

CUSIP 09075G105	Page 17 of 20

(c)	Since the transactions reported in the most recent filing of this Schedule 13D, the Reporting Persons have conducted transactions in the shares as reflected on Schedule 2.

(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Please see Item 4 above for a description of the tender offer by DBB for shares of the Issuer, which was consummated on August 6, 2018. Pursuant to the tender offer, DBB has issued Warrants entitling the holders thereof to purchase from DBB an aggregate of 214,448 Ordinary Shares of the Issuer at a purchase price of €1.00, and otherwise on the terms and conditions set forth therein. As of the date hereof, Warrants in respect of 33,816 Ordinary Shares have been settled by DBB. Please also see Item 4 above for a description of the joint tender offer by DBB and DU for shares of the Issuer, which was announced on May 29, 2019.

On February 21, 2018, DU issued convertible bonds in the original principal amount of up to €80,000,000. The issuance consists of up to 800 bearer bonds in principal amount of €100,000 each. The bonds mature on December 15, 2019 and bear no interest. During the term of the bonds, bondholders have the right to convert each bearer bond into 3,334 Ordinary Shares plus €79,996 in cash; provided, however, that DU may, in lieu of partially settling the bonds in Ordinary Shares, settle the bonds in an amount of cash corresponding to the value of the Ordinary Shares to be delivered, plus €79,996 per bearer bond. The purchaser of €50,000,000 principal amount of such bond offering was Wilhelm Konrad Thomas Zours. The Reporting Persons disclaim that such bond offering was material to DU’s investments in securities described in this Schedule 13D. Meanwhile the convertible bonds have been fully retransferred to DU.

Item 7. Material to Be Filed as Exhibits

99.1	Joint Filing Agreement

CUSIP 09075G105	Page 18 of 20

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 2019

ABC BETEILIGUNGEN AKTIENGESELLSCHAFT

By:	/s/ Rolf Birkert
Rolf Birkert

DEUTSCHE BALATON BIOTECH AG

By:	/s/ Rolf Birkert
Rolf Birkert

PRISMA EQUITY AG

By:	/s/ Jens Jüttner
Jens Jüttner

SPARTA AG

By:	/s/ Jens Jüttner
Jens Jüttner

DEUTSCHE BALATON AKTIENGESELLSCHAFT

By:	/s/ Rolf Birkert
Rolf Birkert

VV BETEILIGUNGEN AKTIENGESELLSCHAFT

By:	/s/ Wilhelm Konrad Thomas Zours
Wilhelm Konrad Thomas Zours

DELPHI UNTERNEHMENSBERATUNG AKTIENGESELLSCHAFT

By:	/s/ Wilhelm Konrad Thomas Zours
Wilhelm Konrad Thomas Zours

JENS JÜTTNER

/s/ Jens Jüttner

ROLF BIRKERT

/s/ Rolf Birkert

WILHELM KONRAD THOMAS ZOURS

/s/ Wilhelm Konrad Thomas Zours

CUSIP 09075G105	Page 19 of 20

Schedule 1

Members of Management of the Reporting Persons

The sole member of the Board of Management of each of ABC and DBB is Rolf Birkert. The sole member of the Board of Management of PE is Jens Jüttner. The members of the Board of Management of SP are Lars Hettche and Jens Jüttner. The sole member of the Board of Management of DB is Rolf Birkert. The sole member of the Board of Management of each of VVB and DU is Wilhelm Konrad Thomas Zours.

The following table sets forth the name, present occupation or employment and citizenship of each such person.

Name	Present Business Address	Present Occupation	Citizenship
Rolf Birkert	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Member of the Board Deutsche Balaton Aktiengesellschaft	Germany
Jens Jüttner	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Member of the Board Sparta AG	Germany
Lars Hettche	Brook 1, 20457 Hamburg, Germany	Member of the Board Sparta AG	Germany
Wilhelm Konrad Thomas Zours	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Sole Member of the Board Delphi Unternehmensberatung Aktiengesellschaft	Germany

CUSIP 09075G105	Page 20 of 20

Schedule 2

Person	Instrument	Transaction Date	Quantity Purchased/(Sold)	Price per Instrument		Place of Transaction

ABC	Biofrontera ordinary shares	May 21, 2019	4.509	6,7137	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 21, 2019	1	6,6300	€	Xetra Frankfurt / Main
ABC	Biofrontera ordinary shares	May 22, 2019	6.281	6,7300	€	Xetra Frankfurt / Main
DB	Biofrontera ordinary shares	May 23, 2019	20.000	6,9196	€	Xetra Frankfurt / Main
ABC	Biofrontera ordinary shares	May 23, 2019	10.390	6,7100	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 23, 2019	315	6,6300	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 23, 2019	45.973	6,7190	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 23, 2019	7.000	6,7020	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 23, 2019	7.000	6,7120	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 23, 2019	16.100	6,7190	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 23, 2019	10.638	6,9700	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 24, 2019	10.000	7,1520	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 24, 2019	12.000	7,1980	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 24, 2019	17.400	7,1990	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 24, 2019	10.000	7,2000	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 24, 2019	16.700	7,1800	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 24, 2019	10.000	7,1980	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 24, 2019	6.000	7,2000	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 24, 2019	10.000	7,1980	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 24, 2019	47.613	7,2000	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 27, 2019	2.200	7,1500	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 27, 2019	3.200	7,1700	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 27, 2019	24.767	7,2000	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 28, 2019	4.689	7,2000	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 28, 2019	2.433	7,2000	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 28, 2019	10.955	7,2100	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 29, 2019	12.195	7,2100	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 29, 2019	1.941	7,2000	€	Xetra Frankfurt / Main
DB	Biofrontera ordinary shares	May 31, 2019	-1.000.000	7,2000	€	off-market sale
SP	Biofrontera ordinary shares	May 31, 2019	1.000.000	7,2000	€	off-market purchase
DU	Biofrontera ordinary shares	June 3, 2019	12.645	7,2000	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	June 4, 2019	14.067	7,2000	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	June 4, 2019	18.400	7,2100	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	June 4, 2019	24.300	7,2100	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	June 4, 2019	2.849	7,2100	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	June 5, 2019	10.000	7,2580	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	June 5, 2019	5.000	7,2800	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	June 5, 2019	5.000	7,2870	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	June 5, 2019	4.000	7,2800	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	June 5, 2019	5.760	7,2800	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	June 6, 2019	20.000	7,4820	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	June 6, 2019	10.000	7,4840	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	June 6, 2019	7.000	7,5000	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	June 6, 2019	1.000	7,4800	€	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	June 6, 2019	1.163	7,4100	€	Xetra Frankfurt / Main